

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 15, 2017

<u>Via E-Mail</u>
Mr. Kin Sun Sze-To
Chief Executive Officer
Plastec Technologies, Ltd.
c/o Unit 01, 21/F
Aitken Vanson Centre
61 Hoi Yuen Road
Kwun Tong
Kowloon, Hong Kong

> **Re: Plastec Technologies, Ltd.**
> **Post-effective Amendment 5 to Registration Statement on Form F-1**
> **Filed May 30, 2017**
> **File No. 333-185212**

Dear Mr. Sze-To:

We reviewed your post-effective amendment and have the following comment. In the comment we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information that you provide in response to the comment, we may have additional comments.

<u>General</u>

1. The post-effective amendment filed on May 30, 2017 includes audited financial statements for the year ended December 31, 2016. To satisfy the updating requirements of Section 10(a)(3) of the Securities Act, the post-effective amendment was required to be filed on or before April 30, 2017. Since Section 5(b) of the Securities Act, together with Section 2(a)(10)(a) of the Securities Act, requires that a prospectus meeting the requirements of Section 10(a) be delivered before or at the same time with a confirmation of sale of a security, please advise us whether offers or

sales were made under the registration statement without a valid Section 10(a) prospectus. We may have further comment after reviewing your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 if you have questions about the comment.

Very truly yours,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

cc: Via E-mail
        David Alan Miller, Esq.
        Jeffrey M. Gallant, Esq.
        Graubard Miller
        450 Lexington Avenue
        New York, NY 10174